August 21, 2009

BY EDGAR AND BY FAX 703-813-6963

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Damon Colbert John Reynolds

RE:

A.T. Cross Company (File No. 001-06720)
Form 10-K for Fiscal Year Ended January 3, 2009, filed March 18, 2009
Definitive Proxy Statement on Schedule 14A, filed March 26, 2009
Form 10-Q for Fiscal quarter Ended April 4, 2009, filed May 13, 2009
Form 10-Q for Fiscal quarter Ended July 4, 2009, filed August 12, 2009

On behalf of the A.T. Cross Company ("Cross" or the "Company"), the following response is provided to the comment submitted to Cross by the staff of the Commission (the "Staff") in a letter dated August 19, 2009 (the "Letter") relating to Cross' Form 10-K for Fiscal Year Ended January 3, 2009, filed March 18, 2009; Definitive Proxy Statement on Schedule 14A, filed March 26, 2009; Form 10-Q for Fiscal quarter Ended April 4, 2009, filed May 13, 2009 and Form 10-Q for Fiscal quarter Ended July 4, 2009, filed August 12, 2009. The full text of the comment is set forth below in italics followed by the Company's response.

Form 10-K for Fiscal Year ended January 3, 2009
Item 15, Exhibits, Financial Statement Schedules
1.

We note your response to comment six in our letter dated July 10, 2009, and we re-issue that comment. We note that certain of the schedules and all of the exhibits are omitted from Exhibit 10.9. Please file a complete copy of the exhibit with your next periodic report filed under the Securities Exchange Act of 1934.

Answer

The Company will file a complete copy of the above exhibit with its next periodic filing.

If you have any further comments or require further information on the matter above, please contact me.

Sincerely,

KEVIN F. MAHONEY
Kevin F. Mahoney
Senior Vice President, Finance
Chief Financial Officer & Treasurer
401-335-8470

KFM:tcp